UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________________________________________________
Form 6-K
______________________________________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
Commission File Number: 1-9059
______________________________________________________________________
Barrick Mining Corporation
(Registrant’s name)
______________________________________________________________________

Brookfield Place, TD Canada Trust Tower,	310 South Main Street
Suite 3700	Suite 1150
161 Bay Street, P.O. Box 212	Salt Lake City, Utah 84101
Toronto, Ontario Canada M5J 2S1	(801) 990-3745
(800) 720-7415
(Address of principal executive offices)
______________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ❑Form 40-F ☒

INCORPORATION BY REFERENCE
Exhibit 99.1 to this report on Form 6-K is furnished, not filed, and will not be incorporated by reference into any registration statement.
Exhibit 99.2 to this report on Form 6-K is hereby incorporated by reference into the Registration
Statements on Form F-3 (File No. 333-206417), Form S-8 (File Nos. 333-121500, 333-131715, 333-135769,
333-224560) and Form F-10 (File No. 333-287021).
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2026	BARRICK MINING CORPORATION

	By:	/s/ Joseph Heckendorn
	Name:	Joseph Heckendorn
	Title:	Senior Vice-President, Corporate Secretary and Associate General Counsel
EXHIBIT INDEX

Exhibits	Description
99.1	2026 Q2 Report Press Release dated August 10, 2026
99.2
Barrick Mining Corporation’s Comparative Unaudited Financial Statements
prepared in accordance with International Financial Reporting Standards and the notes thereto for the three months ended June 30, 2026 and Management’s
Discussion and Analysis for the same periods

101. INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101. SCH	Inline XBRL Taxonomy Extension Schema Document
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document